Exhibit (d)(30)

Contractual Fee Waiver Agreement

Sustainable Asset Management USA, Inc.

909 Third Avenue, 32nd Floor

New York, New York 10022

March 17, 2009

Edward J. Roach

President

The RBB Fund, Inc.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

Re:	Sustainable Asset Management USA, Inc. Funds

Dear Mr. Roach:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby and effective as of the date noted above, Sustainable Asset Management USA, Inc. (“SAM”) agrees that in order to maintain the established expense ratios of the SAM Sustainable Global Active Fund and SAM Sustainable Themes Fund (the “Funds”), of The RBB Fund, Inc., SAM shall, until further notice, but in no event terminating before December 31, 2011, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which the Funds’ total operating expenses for both the Institutional Class and Investor Class (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceeds a total operating expense ratio (other than brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of:

•

1.45% of the first $50 million of the SAM Sustainable Global Active Fund Investor Class’s average daily net assets, 1.35% if the Investor Class’s average daily net assets is between $50 million, and $100 million, and 1.25% if the Investor Class’s average daily net assets exceeds $100 million; and

•

1.75% of the first $50 million of SAM Sustainable Themes Fund Investor Class’s average daily net assets, 1.65% if the Investor Class’s average daily net assets is between $50 million and $100 million, and 1.50% if the Investor Class’s average daily net assets exceeds $100 million; and

•

1.20% of the first $50 million of the SAM Sustainable Global Active Fund Institutional Class’s average daily net assets, 1.10% if the Institutional Class’s average daily net assets is between $50 million and $100 million, and 1.00% if the Institutional Class’s average daily net assets exceeds $100 million; and

•

1.50% of the first $50 million of SAM Sustainable Themes Fund Institutional Class’s average daily net assets, 1.40% if the Institutional Class’s average daily net assets is between $50 million and $100 million, and 1.25% if the Institutional Class’s average daily net assets exceeds $100 million.

Except to the extent of questions arising over miscalculated fees or a good faith dispute over the excluded categories described above, SAM acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

SUSTAINABLE ASSET MANAGEMENT USA, INC.

By:	/s/ William G. Butterly III
Name:	William G. Butterly III
Title:	Senior Managing Director

Your signature below acknowledges acceptance of this Agreement:

By:	/s/ Edward J. Roach
Edward J. Roach
President and Treasurer
The RBB Fund, Inc.